

November 10, 2011

<u>By E-Mail</u>

Brent Olthoff
Senior Vice President and Chief Financial Officer
HF Financial Corp.
225 S. Main Avenue
P.O. Box 5000
Sioux Falls, SD 75117-5000

> **Re: HF Financial Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2011**
> **File No. 33-44383**

Dear Mr. Olthoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Security Ownership of Certain Beneficial Owners and Management, page 5</u>

1. We note your disclosure in footnote (1). Please revise to update the beneficial ownership table for PL Capital Group based on their recently filed amendment to Schedule 13D.

<u>Proxy Contest, page 10</u>

2. We note that you refer to PL Capital as a New Jersey based hedge fund. Please revise to clarify that the entities are incorporated in Delaware and that the entities are investment partnerships and investment companies, or advise us. In addition, we note that PL

Capital's principal business office is in Naperville, Illinois; please revise to clarify or advise us.

3. We note your response to comment six in our letter dated October 26, 2011. Please revise your disclosure to describe your plans with respect to PL Capital's nominee. Specifically, please revise to state whether you plan to object or not to PL Capital's nominee or whether you will refuse to seat Mr. Palmer if he is elected.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions